Filed by Sanofi-Aventis
                    Pursuant to Rule 165 and Rule 425(a) under the United States
                                              Securities Act of 1933, as amended

                                                        Subject Company: Aventis
                                                   Commission File No. 001-10378
                                                         Date: December 23, 2004


         On December 23, 2004, Sanofi-Aventis issued the following press release.

         In connection with the proposed merger of Aventis with and into Sanofi-Aventis, Sanofi-Aventis has filed a post-effective amendment to its registration statement on Form F-4 (File no. 333-112314), which includes a definitive prospectus relating to the Sanofi-Aventis shares to be issued to Aventis shareholders resident in the U.S. in connection with the proposed merger, and may file additional documents with the SEC. Investors are urged to read the registration statement, including the definitive prospectus, and any other relevant documents filed with the SEC, including all amendments and supplements, because they will contain important information. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. The prospectus relating to the Sanofi-Aventis shares to be issued to Aventis shareholders in connection with the proposed merger has been mailed to Aventis security holders resident in the U.S. and additional copies may be obtained for free from MacKenzie Partners, Inc., the U.S. information agent for the merger, at the following address: 105, Madison Avenue, New York, New York 10016; telephone: 1-(212) 929-5500 (call collect) or 1-(800)322-2885 (toll-free call); e-mail proxy@mackenziepartners.com.



                                     * * * *

                              [SANOFI-AVENTIS LOGO]



         APPROVAL OF THE MERGER OF AVENTIS WITH AND INTO SANOFI-AVENTIS


Sanofi-aventis announces that on December 23, 2004, the extraordinary general meeting of its shareholders approved all resolutions relating to the proposed merger of Aventis with and into sanofi-aventis, including the exchange ratio of 27 sanofi-aventis shares for 23 Aventis shares.

The Aventis shareholders having approved all the resolutions relating to this merger on December 13, 2004, all of the conditions precedent provided in the merger agreement have been satisfied, and the merger will take effect on December 31, 2004.

The merger, which is intended to help align the legal structure of the group with its operating structure, is a logical follow-on to Sanofi-Synthelabo's public offer for Aventis and represents an important step for the group.


IMPORTANT INFORMATION.
In connection with the merger of Aventis with and into Sanofi-Aventis, Sanofi-Aventis has filed a post-effective amendment to its registration statement on Form F-4 (File no. 333-112314), which includes a definitive prospectus relating to the Sanofi-Aventis shares to be issued to Aventis shareholders resident in the U.S. in connection with the proposed merger, and may file additional documents with the SEC. Investors are urged to read the registration statement, including the definitive prospectus, and any other relevant documents filed with the SEC, including all amendments and supplements, because they will contain important information. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. The prospectus relating to the Sanofi-Aventis shares to be issued to Aventis shareholders in connection with the proposed merger has been mailed to Aventis security holders resident in the U.S. and additional copies may be obtained for free from MacKenzie Partners, Inc., the U.S. information agent for the merger, at the following address: 105, Madison Avenue, New York, New York 10016; telephone: 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com.

Sanofi-aventis and Aventis have prepared a prospectus (SCHEMA E) registered with the French AUTORITE DES MARCHES FINANCIERS (AMF) under reference number E.04-200 on November 9, 2004, which constitutes an annex to the reports of the board of directors of sanofi-aventis and of the management board of Aventis presented to the general meetings of the shareholders of sanofi-aventis and Aventis that will vote on the merger of Aventis with and into sanofi-aventis. This prospectus contains information on the merger and its consequences and contemplates the subsequent listing on the Premier marche of Euronext Paris of the shares to be issued in connection with the merger. It is strongly recommended that shareholders and investors read this prospectus which is available at the registered offices of sanofi-aventis and Aventis as well as on the internet websites of sanofi-aventis (www.sanofi-aventis.com) and the AMF (www.amf-france.org). A copy of the prospectus may also be obtained free of charge by mail from BNP Paribas Securities Services, GIS Emetteurs, Service assemblees, Immeuble Tolbiac, 75450 Paris Cedex 09. Investors and shareholders may also obtain any other document filed or registered by sanofi-aventis or Aventis, respectively, free of charge from the AMF at its website (www.amf-france.org) or directly from sanofi-aventis or Aventis, as the case may be, at the internet websites of www.sanofi-aventis.com and www.Aventis.com, respectively


                         Investor Relations Department
          Europe Tel: + 33 1 53 77 45 45       US Tel: + 1 212 551 40 18
                         E-mail : IR@sanofi-aventis.com